SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 7)
_______________________

ENERTECK CORPORATION
(Name of Issuer)

Common Stock, Par Value $.001 per share
(Title of Class of Securities)

29275X104
(CUSIP Number of Class
of Securities)
_______________________

David M. Kaye, Esq.
Kaye Cooper Fiore Kay & Rosenberg, LLP
30A Vreeland Road, Suite 230
Florham Park, New Jersey 07932
                                     (973) 443-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29275X104	13D

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person BATL BioEnergy LLC I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)	☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 3,960,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 3,960,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 17.1%
14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29275X104	13D

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person BATL Management LP I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)	☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 435,700
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 435,700
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 435,700
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 2.0%
14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29275X104	13D

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Thomas Donino I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)	☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 6,751,889.5 (1)
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 6,751,889.5 (1)
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,751,889.5 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 28.9%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes shares and warrants held by Mr. Donino directly as well as by BATL BioEnergy LLC and shares held by BATL Management LP.  Source of Funds response is with respect to share held by Mr. Donino directly.

This Amendment No. 7 amends the Statement on Schedule 13D (the “Original 13D”) as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 to the Original 13D, filed by BATL Management LP (“BML”), BATL BioEnergy LLC  (“BBL”) and Thomas Donino, on December 19, 2005, April 25, 2006, November 30, 2006, December 28, 2006, June 7, 2007, October 9, 2007 and March 31, 2009, respectively with respect to Enerteck Corporation (the “Issuer”).  Capitalized terms used but not otherwise defined in this Amendment No. 7 should have the meanings ascribed thereto in the Original 13D.

Item 3.  Source and Amount of Funds of Other Consideration.

Item 3 is hereby amended as follows:

The aggregate amount of funds used to purchase the Shares reported herein as being personally and directly held by Mr. Donino since the date that Amendment No. 6 to the Original 13D was filed was $250,000.  The source of such funds was personal funds of Mr. Donino.

Item 5.  Interest of Securities of the Issuer.

Item 5(a) through 5(c) are hereby amended to read as follows:

(a)           (i)  BBL owns 3,960,000 Shares comprised of 2,450,000 Shares and Shares underlying 1,510,000 warrants.  Such Shares constitute approximately 17.1% of the outstanding Shares of the Issuer.

(ii)  BML owns 435,700 Shares constituting approximately 2.0% of the outstanding Shares of the Issuer; and

(iii)  Thomas Donino owns 2,113,404 Shares directly as well as an additional 242,785.5 Shares underlying common stock purchase warrants held by Mr. Donino.  In addition, as the managing member and President of BBL and the sole officer, director and shareholder of the general partner of BML, Mr. Donino may be deemed to be the beneficial owner of the 3,960,000 Shares owned by BBL and 435,700 Shares owned by BML.  The Shares beneficially owned by Mr. Donino equal an aggregate of 6,751,889.50 Shares and constitute approximately 28.9% of the outstanding Shares of the Issuer.

(b)           Each of BBL and BML has the sole power to vote and dispose of the Shares held by such entity, which power is solely exercisable by Thomas Donino.  Thomas Donino has the sole power to vote and dispose of the Shares held by Mr. Donino directly.

(c)           On June 19, 2009, Mr. Donino acquired directly from the Issuer 500,000 shares for a total purchase price of approximately $250,000.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 30th day of March, 2010.

BATL BIOENERGY LLC

By:	/s/ Thomas Donino
Thomas Donino
President

BATL MANAGEMENT LP

By:	BATL Trading Inc., its general partner

By:	/s/ Thomas Donino
Thomas Donino
President

/s/ Thomas Donino
Thomas Donino